Mail Stop 4561

November 17, 2006

By U.S. Mail and facsimile to (313) 390-0500.

Kenneth R. Kent
Vice Chairman, Chief Financial Officer and Treasurer
Ford Motor Credit Company
One American Road
Dearborn, MI 48126

      Re: Ford Motor Credit Company
      Form 8-K filed October 23, 2006
      File No. 001-06368

Dear Mr. Kent:

      We have reviewed the above referenced filing for compliance with the requirements with respect to the Item 4.02 disclosures of the Form 8-K. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted via EDGAR, under the label "corresp," within five business days of the date of this letter, along with filing the amendment to the Item 4.02 Form 8-K within this same five business day period. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.02 Form 8-K

      We have reviewed your underlying reason for concluding that the various financial statements cited in the Item 4.02 Form 8-K should no longer be relied upon. We note you attribute the non reliance to the discovery by Ford Motor Credit Company that 'certain interest rate swaps it had entered into to hedge the interest rate risk inherent in certain long-term fixed rate debt were accounted for incorrectly' because they did not satisfy the technical accounting rules under SFAS No. 133 to qualify for exemption from the more strict effectiveness testing requirements.

From disclosure included in your amended December 31, 2005 Annual Report on Form 10-K, filed on November 14, 2006 ("Amended Form 10-K"), we note the financial statements included therein were restated in connection with your accounting for derivatives under SFAS No. 133, as well as for certain other errors that had not been previously disclosed in the Item 4.02 Form 8-K. These other errors, which you identified in the Amended Form 10-K, were "out-of-period" adjustments, including adjustments for errors in recording finance revenue, a change in classification of marketable securities from 'cash and cash equivalents' to 'marketable securities' and a change in your reporting of cash flows relating to wholesale loans determined to be held for sale. It is unclear to us why these other errors were not identified and described in your Item 4.02 Form 8-K filing. Furthermore, it is unclear how you concluded that the "out-of-period" adjustments and the adjustments relating to your income statements, statements of cash flows and balance sheets were immaterial individually and in the aggregate, in accordance with SAB 99. In this regard, we note, for example, that the errors related to finance revenue recognition represented 14% of pre-tax income for the year ended December 31, 2002. Additionally, we note that the errors related to the change in your statements of cash flows and balance sheets for the reclass from cash and cash equivalents to marketable securities and in the reporting of cash flows related to wholesale loans, changed cash by 17% and 31% for the years ended December 31, 2005 and 2003, respectively, and appears to have changed cash flows from operating activities of continuing operations by 27%, 39% and 26% for the years ended December 31, 2005, 2004 and 2003, respectively and appears to have changed cash flows from investing activities of continuing operations by 9%, 207% and 41%, respectively, for the years ended December 31, 2005, 2004 and 2003.

Please amend the Item 4.02 Form 8-K to disclose these other errors in detail and your basis of conclusion with respect to whether these errors also result in non-reliance on the relevant financial statements previously issued. To the extent you continue to believe that these errors were immaterial individually and in the aggregate for restatement of previously issued financial statements and did not require disclosure under Item 4.02 Form 8-K, please supplementally provide us with your SAB 99 analysis, for each year, on both a quantitative and qualitative basis for each of the individual errors identified in the Amended Form 10-K. Additionally, please ensure your response indicates the period that each of these errors was discovered and whether your Audit Committee and your independent registered public accounting firm concurred that the errors were immaterial.

Further, we note from the Amended Form 10-K that management has determined that a material weakness in your internal control over financial reporting existed due to the SFAS No.

133 issue. Please tell us how you concluded that the additional errors were not the result of a material weakness.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

You may contact Ms. Rebekah Moore, Staff Accountant, at (202) 551-3463 or the undersigned below at (202) 551-3494 if you have questions regarding the above matters.

Sincerely,

Kevin W. Vaughn
Branch Chief